

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

July 25, 2008

José Luis Magalhães Salazar
Chief Financial Officer
Tele Norte Leste Participações S.A.
Rua Humberto de Campos, 425/8° andar-Leblon
22430-190 Rio de Janeiro, RJ, Brazil

      Re: **Tele Norte Leste Participações S.A.**
             Form 20-F for Fiscal Year Ended December 31, 2007
             Filed May 6, 2008
             File No. 1-14487

Dear Mr. Salazar:

      We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

José Luis Magalhães Salazar
Tele Norte Leste Participações S.A.
July 25, 2008
Page 2

Form 20-F for Fiscal Year Ended December 31, 2007

Item 19. Exhibits, page 159

1.   Tell us why you determined not to file the Share Purchase Agreement, dated April
        25, 2008, among the controlling shareholders of Brasil Telecom and Credit
        Suisse, acting as agent on behalf of TMAR, as an exhibit to your Form 20-F.
        Refer to Form 20-F, Instructions to Exhibits, Instruction 4(a).

Tele Norte Leste Participacoes S.A. Consolidated Financial Statements

Note 36. Summary of the differences between Brazilian GAAP and US GAAP, page F-
82

(g) Revenue recognition, page F-88

2.   Explain to us in more detail the nature of the phone plans that allow customers to
        use minutes at will, up to a contractually established expiration date. Clarify your
        revenue recognition policy under US GAAP, including your determination of the
        amount of revenue to be deferred and the treatment of unused minutes at the
        expiration date.

(q) Statement of cash flows, page F-95

3.   We note your reclassification of interest paid from a financing activity for
        Brazilian GAAP to an operating activity for US GAAP reporting purposes. Tell
        us why this adjustment results in an *increase* in cash flows from operating
        activities under US GAAP for the year ended December 31, 2007 rather than a
        decrease as in prior years.

                                        *   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. You may wish to provide us with marked
copies of the amendment to expedite our review. Please furnish a cover letter with your
amendment that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please submit your
response letter on EDGAR. Please understand that we may have additional comments
after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Advisor, at (202) 551-3576 or Robert Bartelmes, Senior Financial Analyst, at (202) 551-3354 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director